FULLCAST www.fullcast.co.jp

06012434

April 6, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SEC MAIL PROCESSING RECEIVED
APR 1 0 2006
WASH. D.C. 160 SECTION

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Establishment of a Joint Venture
(Filed on March 31, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-6010, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

dlw 4/11

SN-2006-6

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

March 31, 2006

Company name:	Zero Co., Ltd.
Representative:	President and CEO Yoshi Iwashita

(Stock code: 9028; Stock Exchange listing: Second Section of the Tokyo Stock Exchange)

Company name:	Fullcast Co., Ltd.
Representative:	President and CEO Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

To whom it may concern:

Re: Establishment of a Joint Venture

Zero Co., Ltd. and Fullcast Co., Ltd. agreed to establish a joint venture that offers human resources services for transport businesses as follows:

Details

1. Purpose
   With "services surrounding cars" as the keyword, this joint venture will offer comprehensive human resources services including dispatching of cargo truck and passenger car drivers and contracting of business. It aims at making use of Zero's expertise on traffic control and Fullcast's know-how on hiring and human resources development to expand the scope of services to be offered to clients.

2. Summary of the joint venture

(1)	Trade name	Fullcast Drive Co., Ltd.
(2)	Line of business	Provision of human resources services involved in the transport sector
(3)	Representative	Yoshiki Akiyama, President and Representative Director (Corporate Officer & General Manager, Zero Co., Ltd.)
(4)	Head office	Yokohama, Kanagawa Prefecture
(5)	Date of establishment	April 10, 2006 (tentative)
(6)	Capital	100 million yen
(7)	Capital contribution ratio	Zero - 51% Fullcast - 49%

3. Time schedule
   Zero and Fullcast plan to establish the joint venture on April 10, 2006 and start a business in June 2006. Fullcast Drive will start to operate in and around Tokyo in the first year and expand its operations throughout the nation as soon as it can.

4. Impact on operating results of the two companies
   The impact that this joint venture will have on non-consolidated and consolidated operating results for the current business year of both two companies will be minor.

For further information on this matter, please contact:

Ogawa, Business Planning Dept., Zero Co., Ltd.
(Tel: +81-45-502-1438)

Group IR Department, Fullcast Co., Ltd.
(Tel: +81-3-3780-9507)

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